Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AS OF

DECEMBER 31, 2014 AND THE YEAR ENDED DECEMBER 31, 2014

Unaudited Pro Forma Financial Information

On April 9, 2015, Rosetta Genomics Inc. (“Rosetta” or the “Company“), our wholly-owned subsidiary, entered into a Stock Purchase Agreement (the "SPA") pursuant to which it agreed to acquire CynoGen, Inc. from Prelude Corporation, a Fjord Ventures portfolio company (“CynoGen”). CynoGen is a rapidly growing molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the U.S. On April 13, 2015, the Company closed the transaction (the “Acquisition”).

Under the SPA the total consideration was comprised of the following: payment of $2 million in cash, issuance of 500,000 of the Company’s ordinary shares at closing valued at $3.12 per share or $1.56 million, and the provision of support services at cost in total of $1 million. The price per share of the Company’s ordinary shares was determined in accordance with the terms of the SPA based on the quoted share price at the closing date.

The following unaudited condensed combined pro forma balance sheet at December 31, 2014 gives effect to the Acquisition as if it had been completed as of December 31, 2014. The Acquisition was accounted for under the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to adjustment.

The following unaudited condensed combined pro forma Statements of Operations for the year ended December 31, 2014 give effect to the Acquisition as if it had been completed on January 1, 2014. For the purposes of the pro forma Statements of Operations, the Company has assumed that the Company had sufficient cash to make the Acquisition.

The pro forma information has been prepared by our management and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

The pro forma information should be read in conjunction with the financial statements and notes thereto of CynoGen filed herewith, and the Company’s financial statements and notes thereto included hereunder, as well as with the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on March 16, 2015.

The pro forma Statements of Operations do not give effect to planned synergies and/or cost savings related to the Acquisition.

Unaudited Combined Pro-Forma Condensed Balance Sheet As of December 31, 2014

U.S. dollars in thousands

	Rosetta Genomics (A)	CynoGen (B)	Pro-forma Adjustments						Pro-forma combined

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,929	$-	$(2,000)	C	$-	$-	$-	$-	$5,929
Restricted Cash	52	-	-		-	-	-	-	52
Short-term bank deposits	7,650	-	-		-	-	-	-	7,650
Trade receivables	338	3,718	-		-	-	-	-	4,056
Other accounts receivable and prepaid expenses	483	164	-		-	-	-	-	647

Total current assets	16,452	3,882	(2,000)		-	-	-	-	18,334

LONG-TERM ASSETS:
Long Term receivables	4	-	-		-	-	-	-	4
Property and equipment, net	822	2,751	-		-	-	-	-	3,573
Other assets	-	25	-		-	-	-	-	25
Intangible assets, net	-	937	(937)	D	-	-	-	-	-

Total long-term assets	826	3,713	(937)		-	-	-	-	3,602

Total assets	$17,278	$7,595	$(2,937)		$-	$-	$-	$-	$21,936

	Rosetta Genomics (A)	CynoGen (B)	Pro-forma Adjustments									Pro-forma combined

CURRENT LIABILITIES:

Trade payables	$563	$1,073	$-		$-		$-		$-		$-	$1,636
Other accounts payables and accruals	1,648	824	376	F	1,000	E	-		-		-	3,848

Total current liabilities	$2,211	$1,897	$376		$1,000		$-		$-		$-	$5,484

LONG-TERM LIABILITIES:
Warrants related to share purchase agreements	2	-	-		-		-		-		-	2
Other long term liabilities	-	19	-		-		-		-		-	19

Total long-term liabilities	2	19	-		-		-		-		-	21

Total liabilities	$2,213	$1,916	$376		$1,000		$-		$-		$-	$5,505

Total shareholders' equity	15,065	5,679	(376)	F	1,560	G	(5,679)	H	$1,043	I	(861)	16,431

Total liabilities and shareholders' equity	$17,278	$7,595	$-		$2,560		$(5,679)		$1,043		$(861)	$21,936

Unaudited Combined Pro-Forma Condensed Statement of Operations for the year ended December 31, 2014

U.S. dollars in thousands

	Rosetta Genomics (J)	CynoGen (K)	Pro forma adjustments		Pro forma combined

Revenues	$1,327	$6,550	-		$7,877

Cost of revenues	1,310	6,382	-		7,692

Gross profit	17	168	-		185

Operating expenses:
Research and development, net	1,927	-	-		1,927
Selling, general and administrative	12,342	8,368	-		20,710
Other income	-	-	(1,043)	I	(1,043)

Total operating expenses	14,269	8,368	(1,043)		21,594

Operating loss	14,252	8,200	(1,043)		21,409

Financial expenses, net	259	6	-		265

Loss before taxes on income	14,511	8,206	(1,043)		21,674

Tax expenses	15	-	-		15

Net loss	$14,526	$8,206	$(1,043)		$21,689

Basic and diluted net loss per Ordinary Share from continuing operations	$1.29				$1.85
Weighted average number of Ordinary Shares used to compute basic and diluted net loss per Ordinary Share	11,239,892		500,000	L	11,739,892

A.	Rosetta Genomics audited consolidated balance sheet as of December 31, 2014

B.	The audited balance sheet of CynoGen as of December 31, 2014

C.	To record the cash paid for the acquisition

D.	To record the elimination of CynoGen intangible assets, net, based on the termination of a license agreement immediately on April 13, 2015 (the "Closing date").

E.	To reflect the commitment to provide support services at cost as part of the acquisition agreement

F.	To record the costs associated with the acquisition

G.	To record the effect of the acquisition on shareholder's equity

H.	To record elimination of CynoGen equity

I.	To record the adjustment of a gain from bargain purchase

Purchase price:
Cash	$2,000
Issuance of shares	1,560
Support services at cost	1,000
4,560

Net book value as of April 13, 2015 (the “Closing date”)	5,603

Gain from a bargain purchase	$(1,043)

The gain from a bargain purchase represents the amount in which the acquisition date fair value of the identifiable assets acquired and liabilities assumed exceeds the consideration transferred.  The fair value was determined by management based on initial valuation. The final valuation may be different than currently presented.

J.	Reflects Rosetta Genomics' consolidated statement of operations for the year ended December 31, 2014

K.	Reflects CynoGen statement of operations for the year ended December 31, 2014

L.	To reflect the issuance of shares as part of the acquisition.